

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

Phiraphat Siwarirat
President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

> **Re: Global Gard, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2015**
> **File No. 333-203400**

Dear Mr. Siwarirat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your disclosure under risk factors stating that you are a shell company. Please revise your cover page to alert investors to your shell company status. Additionally, expand your risk factor disclosure to describe the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital.

Risk Factors

"We may not be able to successfully develop our apps…"

2.   Please revise the risk factor caption to state unequivocally that you have not yet commenced development of the apps you intend to offer.

Use of Proceeds

3.   You state that proceeds will not be utilized to pay salary to Mr. Siwarirat. Please expand your disclosure to explain whether there are any agreements in place supporting this restriction upon use of proceeds.

Information with Respect to the Registrant

Competitive Advantages

4.   Please expand your disclosures to provide detailed information on the current competitive landscape for each of the apps that you intend to develop and the extent to which these specific app markets are developed. To the extent that other apps already offer the functionalities you intend to include in your offerings, provide a particularized discussion of how you intend to distinguish your offerings.

Reports to Security Holders

5.   We note your statement in this section that as a result of this offering, you will become subject to the information and periodic reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations

6.   We note your tabular disclosures and the column where you provide estimates of operational costs depending on the proceeds raised in this offering. Please revise this section to better explain how the varying scenarios will impact the type of development efforts you will be able to pursue.

7.   Please expand your disclosure here to explain how your management arrived at the cost
      estimates provided in this section. To the extent there are any uncertainties associated
      with these estimates, ensure that you identify them and discuss the resulting risks to
      investors.

8.   Please expand your disclosure, here or elsewhere in the prospectus, to describe with
      specificity the challenges associated with developing the software for your proposed
      apps, and whether you anticipate any obstacles in ensuring that G.G.App Encriptor
      functions on mobile phone software platforms and cellular phone networks.

9.   We note your disclosure elsewhere in the document stating that Mr. Siwarirat does not
      have any experience in this type of business. Please discuss with specificity whether the
      lack of such experience will impact his ability to select staff or consultants with the
      appropriate programing skills, supervise and evaluate the works of such persons, and how
      he will determine whether programing milestones have been successfully accomplished.

Exhibits

Exhibit 5.1, Legality Opinion

10.   We note that the legal opinion indicates that counsel "[has] not been engaged to prepare
      any portion of the Registration Statement … [and that counsel] express[es] no opinion as
      to the accuracy or adequacy of the disclosure contained in the Registration Statement."
      Please have counsel provide us with their analysis as to why this disclaimer is necessary
      and appropriate.

Signatures, page 53

11.   The registrant appears to have signed the registration statement on March 25, 2015;
      however, the audit report is dated March 26, 2015. Please advise why you believe it is
      appropriate for the registration statement to have been signed by the company prior to the
      completion of the audit.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director